

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 17, 2006

Via U.S. Mail and Fax (510-440-7046)
Mr. Stephen Durland
Chief Financial Officer
Pegasus Wireless Corp.
48499 Milmont Dr.
Fremont, CA 94538

> **Re:** **Pegasus Wireless Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
>
> **Form 8-K**
> **Filed January 6, 2006**
>
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Filed May 8, 2006**
> **File No. 0-32567**

Dear Mr. Durland:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director